Filed by Evernorth Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Evernorth Holdings Inc.

Commission File Number of Subject Company: 132-02881

As previously disclosed, on October 19, 2025, Armada Acquisition Corp. II, a Cayman Islands exempted company (“SPAC”), entered into a Business Combination Agreement, dated as of October 19, 2025 (the “Business Combination Agreement”), with Evernorth Holdings Inc., a Nevada corporation (“Pubco”), Pathfinder Digital Assets LLC, a Delaware limited liability company (the “Company”), Evernorth Corporate Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Pubco, Evernorth Company Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Pubco, and Ripple Labs Inc., a Delaware corporation.

The following communications were published by Pubco and Asheesh Birla, Pubco’s Chief Executive Officer, on July 23, 2026.

The following transcript was made available for an interview by Angelique Strauss with Sagar Shah, Pubco’s Chief Business Officer on July 22, 2026:

Angelique Strauss

Hi everybody, this is Angelique Strauss. We're here at Ascent Stories of Scale. As technology continues to evolve, we're all navigating one of the most significant shifts in the financial market in decades. Today we're joined by Sagar Shah, Chief Business Officer at Evernorth, a company building the infrastructure layer for the next generation of digital asset markets. We'll explore how his journey from traditional finance to Ripple and now to Evernorth has shaped his perspective and how the right go to market strategy can position a company at the center of crypto's transition into institutional grade. Thanks for joining us, Sagar.

Sagar Shah

Thank you so much for having me, Angelique. I'm excited to be here.

Angelique Strauss

Yeah, amazing. Let's talk a little bit of your background, right? You started your career with Citi and then Brentwood Associates in investment banking and private equity. At what point did crypto and digital assets become something you wanted to build inside rather than just analyze and on the outside?

Sagar Shah

Yeah. So, I think the stages that I took in my career really helped inform and helped me decide what it was that I got most excited by and really what gave me that joy. I think I really developed a very strong fundamental and foundational set of skills while working at Citigroup. But we were working on, let's say, multi-billion-dollar transactions and we were just advisors to our clients. But the ownership and the accountability kind of stopped there. And so, when I took that next step into Brentwood Associates and into private equity, I recognized that I was taking a lot more ownership and a lot more long-term conviction with each decision that you're making. But ultimately, also when it came to really building and scaling these businesses, you would kind of come in as a board member or an advisor and kind of provide guidance to the management team. But then execution and kind of whether they decided to go with any of your recommendations is really up to the existing management team. And so, I think what I realized with each of these steps in my career was that I was excited more by going from maybe assessing and allocating value to actually going out and creating it. And that's really what led me through from financial advisory to private equity to ultimately being more of an operator. And then ultimately what got me excited about crypto was just a lot of the way that it’s kind of blended, not just finance as well as tech, but the way that it looked like. This is going to be the next layer of the financial stack. Having seen what it was like in investment banking and in Citigroup and some of the limitations and challenges that you have in kind of really harnessing that and moving value, that was where I was able to see that crypto and blockchain assets could really be that next transformation for finance.

Angelique Strauss

Evernorth describes itself as a purpose-built digital asset treasury. For someone who does not live in crypto every day, what does that mean in plain terms? And why does it need to exist as a standalone company instead of having it the product inside a bank or an exchange?

Sagar Shah

For someone that is new to crypto, you may have heard things like not your keys, not your coin. And what that really means is that you need to figure out how to securely safeguard and custody your digital assets. Working with web three and blockchain can be a little bit scary because if you lose those keys, you lose all that value and there's a lot of hacks and everything else that have historically been a part of the crypto and blockchain industry. Something like Evernorth does is it removes that need for you to have to actually manage that crypto and blockchain yourself. The way to access and get exposure to digital asset currency like XRP is you can get directly through your broker that you're already familiar with, whether it's your e-trade or fidelity, you can go and buy the equity shares. It makes it a lot easier to access. The difference then is that between maybe what something Evernorth offers versus an XRP ETF. Is that an ETF is just going to be a passive holder of XRP. They'll buy when they're in flow, and then when people sell, they will sell the XRP. They're not really generating anything other than just matching the price of what XRP offers. Whereas Evernorth is here, we're not here to speculate, we're here to compound and add a value. When we've taken on this amount of XRP or digital asset currency. We're going to be putting it to work. We're going to be compounding that yield by generating additional yield or capital like revenues off of that by let's say lending it out, determining doing different types of basis trades and all the like there to generate incremental yield on top of what you could get from just a passive ETF. Additional thing that I think is a unique thing that Evernorth gets to do that an ETF doesn't is that we'll actually be active members and proponents of the XRP blockchain itself. And so, while an ETF just kind of buys and holds, what we're going to be doing is actively utilizing the technology and the blockchain that exists to really help bring that next generation of finance, the financial stack to the market.

Angelique Strauss

Let's talk about more of the go to market for Ever North. Regulatory alignment is one of the key tailwinds of Ever North that you're building into. How does a company actually incorporate a regulatory process into your go-to-market strategy? I mean, do you wait for clarity, or do you build ahead of it and then pivot? What's the story behind there?

Sagar Shah

So, it's very hard to build for regulatory clarity for new and novel lines of business. A lot of these regulations were codified before the internet even existed. Yeah. And so, it's hard for us to really just be able to build for something that was maybe written 50, 60 years ago. but we do understand the spirit of what the regulations are often trying to do. And that's often protecting the consumer. And so, when we build, we build with that line or sight into everything that we're doing. We view regulations as more of like a moat and kind of build for it as if like this is what is ideal to protect everyone involved. And then ultimately when the regulations do catch up, we see ourselves as being like an incumbent that's already kind of met that highest level of stringent standards that you wouldn't be able to get if you were kind of just thinking about.

Angelique Strauss

One of the hardest go-to-market problems in fintech in general is selling to buyers whose risk appetite is shifting and not really fully formed yet, especially if you're new in the market. How do you build the sales motion for institutional investors who are directionally interested in digital assets but still compliance team and investment policies to support your product.

Sagar Shah

So, the way that we approach that is that we never try to sell crypto, if you will. What we do is try to sell the utility, liquidity, and efficiency of the blockchain. We lead with that, and we come in as experts on risk management, on regulations, and we really partner with our clients or customers on helping educate them on what the promise of blockchain is and how we are harnessing that and would love to bring them along on the journey. It’s very rarely about like you must buy this asset versus this. It's more about let's educate and be more of that consultative go-to-market function.

Angelique Strauss

Yeah, what's the most effective medium that you guys have looked into and that gets you the highest conversion from your ICP today?

Sagar Shah

So, the way that we tend to go through is definitely mostly through partnerships at the moment. We definitely like to partner more with institutions. We have not been targeting retail and trying to acquire retail customers through that manner. And so, it is oftentimes through the relationships and network that you build, it is through different types of in-person events as well that we really try to build that relationship. And then also thought leadership is a way that helps us also kind of attract and show that we are trusted proven stewards of the capital and knowledgeable on the blockchain space as well.

Angelique Strauss

Yeah, I like that because it's all about the credibility and trust building. Speaking of that, how does the relationship with Ripple backing and the XRP ecosystem connection help with your go to market strategy?

Sagar Shah

It's helped a lot, largely because I think we have a number myself as well as their CEO has come from Ripple and having that backing just gives you a bit of instant credibility, especially as you were talking about. It's at institutional grade. We've got a respected backed partner that you're not going to be seeing with a lot of these other fly by night institutions out there. I think that credibility lends a lot. And it also helps us harness the XRP family or army that is just this fervent and massive retail base that's just very passionate about XRP and have really helped scale the ecosystem that you don't really see a lot of other, let's say, chains or protocols or tokens have that type of excitement about. And so, those two ways have really helped us grow and helped us also understand what the market wants a lot more as well.

Angelique Strauss

At a high level, how does going public process change how you guys operate day to day and how you show up externally with partners and prospects.

Sagar Shah

Thanks. We show up with a public ready mindset every day. I think we know that by being a public company, it adds an additional layer of credibility by being listed on the NASDAQ. There's so many requirements that we have. We think about governance, one of our top priorities, and that transparency that exists by having to file public filings on a quarterly, annual basis, 8-Ks. I think that rigor really helps build the credibility and helps us also make sure that when we're thinking about something that we want to build, how can we take that compliance first and regulatory first mindset towards what we're developing?

Angelique Strauss

How do you build a go-to-market motion and even with a spec going and all of these motions happening all at the same time that survive market shifts, but flexible enough to take advantage of them?

Sagar Shah

So, the way that we try to think about it is what are our core competencies and what are the things that will last and will be our main differentiators on an ongoing basis? And so, we try to focus on that, whether it's around risk management, whether it's around yield generation or just the trust and credibility that we're creating. That as long as we've kind of managed those three appropriately, we see that the things that happen outside of that we can always adapt to and make sure that we're still delivering on the expectation.

Angelique Strauss

When you guys started Evernorth, if you can share a little bit of backstory, was there any scenarios when you're testing your messaging, your positioning in the market?

Sagar Shah

Let me see. So, an interesting story is just how we got the name Evernorth. Yeah. The way the origination of it is that Chris Larson, the original one of the first CEOs of Ripple, currently the chairman, he kind of talked about XRP and it being the North Star. And it was about how having the internet of value, allowing value to move as easily as information does today. The way that you might think about how, like, hey, if I want to access something on the internet, very easy to do, especially with AI. But for some reason it was a lot more clunky to move actual dollars and cents or value across. His overarching vision for Ripple was like, how do we help value move as easily as information does today? And so, as a nod to that being Ripple's North Star, we wanted to talk about how Evernorth would be kind of a continuation of that as a way to kind of continue focused on that North Star. And so, we came up with a lot of different names, a number of them we thought which we thought were going to be good. We tested, and folks were like, I don't think that's a great idea. And so we gotten so close to finalizing it. We'd registered trademarks and all of that. And then they're like, actually, that's probably not the right name. And so yeah, I think the way that we've gone about it is like, you know, we you'll test it with the number of folks that you trust. That's one of the ways that we kind of were out there sourcing data and information from kind of the public and from trusted collaborators as well.

Angelique Strauss

When I was looking at Evernorth, I know there's some historical a relationship with Ripple and all that, but why XRP? Why not Bitcoin? Why not like other, you know, options out there?

Sagar Shah

I do believe in a multi-protocol world. I think there is room and a place for Bitcoin. I think there's a room and a place for Ethereum. And I think that there is a use case that's different for XRP. Oftentimes what you'll hear about is that Bitcoin is like digital gold. It's great as a potential store of value. But the challenge is that for the same reason that I don't go out and let's say buy my toothbrush with a brick of gold, it's not great for payments. So, Bitcoin's great for certain things like store of value, but it's very computationally intensive. It's not very energy friendly. And it can take a long time to settle a transaction. Well, I think Bitcoin is great for that potential store of value, not great for payments. Now, this is where XRP comes in and we see it as being like the new utility for the financial stack. XRP settles transactions very quickly at roughly three to five seconds and very efficiently fractions of a penny no matter what the time of day is. And so, as you're thinking about doing lots and lots of volume of transactions, you want that predictability and you want that speed. And that is where I think the XRP ledger shines. And as more assets become tokenized and brought onto the blockchain, whether it's equities, whether it's more esoteric things like alternative investments, yeah, we see the XRP ledger as being that great financial plumbing and utility for that transfer of value.

Angelique Strauss

You’ve mentioned we don't sell the crypto, we sell the infrastructure behind it, the trust that how fast it is and all of that. But what was the biggest pushback that you got usually when you start this conversation and how do you handle those conversations, especially because they're very conservative.

Sagar Shah

The big, large traditional financial institutions are going to be a little bit more conservative and they're going to be the type of folks that are going to wait for regulations to catch up before they're willing to kind of really play in a space. And that's understandable because they are heavily regulated. They've got a license, whether it's a bank charter or a money service license or money transmitter license or anything like that. And that is really their bread and butter. Like if they lose that charter, it's what they're using to monetize to be able to run all other aspects of their business. With them, it's kind of like it's a build and credibility. It's educating them until they're ready to take that plunge. showing them that you're taking a risk-mitigated approach or risk thought forward approach. And then showing them how the blockchain works, what are the pros and cons of the different channels, and then helping educate and under help them understand why this is one that we see as being showing a lot of promise.

Angelique Strauss

What's the usual sales cycle look like?

Sagar Shah

It depends on what products of yours that you're trying to sell and which ones you're trying to even utilize from them as well. I can give an example, which is when I was still at Ripple and we were launching Ripple USD or RLUSD, which is Ripple's US dollar stable coin. I thought that the complicated part would be how do we actually offer something like this on the blockchain? Yeah. Make sure that it's easy to mint and burn as someone gives you US dollars. How do I mint and give them a stable coin? And then how do I even and make sure that people don't have the ability to mint their own. Like, how do I keep controls in place for being able to do that? Interestingly enough, it wasn't the blockchain and cryptography part that was the d most difficult part about launching Ripple USD. It was actually the off chain having banks that were willing to bank us and even hold the underlying cash reserves that we had for the stable coin. And so that's where the deep and trusted relationship and credibility plays. We were launching Ripple Stablecoin before the Genius Act had passed. And so, there wasn't that regulatory clarity. And so, the only way to get banks to work with us was to show them that we were operating at the highest standard. We were launching under the regulatory guidance of the New York Department of Financial Services or NYDFS. We went out and secured a New York-based trust company that would be regulated by them, in which they had some guidance and use that as a way to show that we are taking. There's no requirement for us to do this to issue our staple of but we are doing this to show that we care the most about that regulatory clarity and that certainty and kind of holding ourselves to that highest standard.

Angelique Strauss

What advice would you give to a founder who's building a category where the tailwind is real, but the timing is uncertain and where bias are very adverse, like given that you've done this a several times?

Sagar Shah

It's really hard to be right about the business or the model, but have the timing off. I think we've seen that more than once. The most common example that comes to mind is Instacart and WebBAN, both very similar products, but 10 years apart. And the market finally caught up in Instacart now, a $10 billion business and WebBAN, despite having raised so much back in the 2000s, more than a billion dollars, and from I want to say even Sequoia if I recall correctly, no longer even in the zeitgeist, if you will. And so, I think it's really hard to be right about your business and the decision, but get the market timing wrong. And so, I think the way to think about it then in my eyes is like, all right, what is it that matters to the market today? Right now, it's risk control, risk mitigation. How can I start with that first and then build in the value added services as the market kind of matures and is ready for that. I think that is one of the ways to kind of be able to be ready for the long haul, knowing that you can't always control when the market's going to turn, but to be ready to seize it. And I think if you kind of align on what your core competencies are, your value differentiators and start there and then also kind of deliver based on where the market need is today and be ready for it when the market changes.

Angelique Strauss

I do have quick questions, like five questions answerable by yes, no, or you can pass. Okay. Let's do it. Will crypto become core financial infrastructure for institutions within the next five years?

Sagar Shah

Yes. I think that crypto has already shown that it can deliver a lot of value. Have you seen you've kind of started seeing that with stable coins? And that has had a trajectory that has run up. And I think to your point around market timing, it's another good one, which is stable coins have been around for more than 10 years now. It’s only in the recent 12 to 18 months that they've really taken off. And I think you've started to kind of see that tipping point exist. And I think we're kind of going all in now.

Angelique Strauss

Stablecoins have bigger long-term opportunity than traditional payment rails.

Sagar Shah

I think stable coins bring a lot of benefits to payment rails that historically have been a little bit of a challenge. Once again, similar to the settlement of the efficiency, right now, traditional financial rails can take anywhere from three to five days to do a cross-border payment. It can be costly. With stable coins, you can settle nearly instantaneously. And I think that creates a lot more velocity in the financial system. And so that allows a lot more people to instead of having to wait for their cash to arrive.

You can start putting that capital to work. You can turn it a lot more. And I think with a potential agentic economy on the horizon, you can even do that faster and in smaller amounts. Like you never send 30 cents cross border in the traditional financial rails, but you could do that with stable coins. And I think that's going to create a whole new economy that we haven't seen before.

Angelique Strauss

Will regulatory clarity ultimately accelerate innovation more than it slows it down today?

Sagar Shah

I'd say that regulatory clarity will help, but I think it's always necessary in some way. I think I can see regulatory if you include it as part of your regulatory product market fit. It is important to protect your users if there is a way for regulatory clarity to make it so that we're no longer doing enforcement through just like the courts and have clear guidelines. As long as everyone's applying and playing by those rules, I think that'll help the markets really grow and scale as well.

Angelique Strauss

Well, most traditional banks end up relying on crypto native infrastructure rather than building their own?

Sagar Shah

They will definitely have to start leaning towards blockchain. I think they've seen the promise of the opportunity and the infrastructure that it offers, especially because I think a lot of the banks historically have relied on like cobalt and technology that like they're just afraid to touch anymore. It's like it works. A lot of the people that still work that even know how to use it don't know how to change anything. And so, it's just like we're just going to leave that the way it is and then it's working. It's working for now. But I think with this new paradigm that blockchain offers, which is like we went from trading on paper tickets to electronic and it created a whole new industry. A lot of times you're going to see that banks aren't always comfortable working with other banks’ technology. Like there are a lot of competitive banks out there, and it's like they'd rather protect their own system. And so, to the extent that there can be a neutral third party that they can all work with that's like no bank owns an outsized voting share or anything like that. Yeah. I think you're that's going to be where we're going to see a lot of activity headed towards.

Angelique Strauss

Is the biggest risk in digital assets today no longer technology, but the trust and perception?

Sagar Shah

We've overcome a lot of the trust and perception obstacles and hurdles that have existed with blockchain technology and digital assets. The technology opportunity, I think, is still growing. We're going out and building a new operating system for finance. I think we're still on the precipice of building. And I think that the technology has created a good foundation, but there's still so much more we can do, especially as I tie it to like an agentic economy where you might not be able to have your agent, AI agent, its own bank account, but can it move blockchain and digital asset value and can it use its own credit through that. I think that's a massive opportunity that we have yet to build towards.

Angelique Strauss

Sounds good. Thank you so much for joining us. This has been amazing.

Sagar Shah

Yeah, thank you so much for having me, Angie. This is a lot of fun.

Angelique Strauss

Great.

Additional Information and Where to Find It

On March 18, 2026, Evernorth filed with the SEC the "Registration Statement"), which includes a preliminary proxy statement of Armada II and a prospectus of Evernorth (the "Proxy Statement/Prospectus") in connection with the proposed business combination (the "Business Combination"), the private placements of securities in connection with the Business Combination (the "Private Placement Transactions") and the other transactions contemplated by the Business Combination Agreement and/or as described in this press release (together with the Business Combination and the Private Placement Transactions, the "Proposed Transactions"). The Registration Statement is not yet effective. The definitive proxy statement and other relevant documents will be mailed to shareholders of Armada II as of the record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Armada II and Evernorth have also filed other documents regarding the Proposed Transactions with the SEC. This press release does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF ARMADA II AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH ARMADA II'S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT ARMADA II, PATHFINDER DIGITAL ASSETS, EVERNORTH AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or to be filed with the SEC by Armada II and Evernorth, without charge, once available, on the SEC's website at www.sec.gov, or by directing a request to: Armada Acquisition Corp. II, 382 NE 191st St., Suite 52895, Miami, Florida 33179-3899; e-mail: finance@arringtoncapital.com, or to: Evernorth Holdings Inc., 600 Battery St, San Francisco, CA 94111, email: finance@evernorth.xyz.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION, OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The securities to be issued by Evernorth and the units to be issued by Pathfinder Digital Assets LLC ("Pathfinder"), in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities is, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination, including the names and interests of Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the Business Combination between SPAC and Pubco; the anticipated benefits and timing of the transaction; expected trading of the combined company’s securities on Nasdaq; the completion of investments from certain institutional investors; the expected amount of gross proceeds from the Private Placement Transactions; the anticipated use of proceeds from such Private Placement Transactions; the building of the world’s leading institutional XRP treasury; the amount of XRP expected to be held by the combined company; the combined company’s future financial performance, the ability of the combined company to execute its business strategy, its market opportunity and positioning; expectations regarding institutional and retail adoption of XRP and participation in DeFi yield strategies; the combined company’s contributions to the growth and maturity of the ecosystem, using an approach designed to generate returns for shareholders, supporting XRP’s utility and adoption, alignment with the growth of the XRP ecosystem, and becoming the leading institutional vehicle for XRP; management ensuring operational independence, taking XRP’s presence in capital markets to the next level, and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on the current expectations and assumptions of SPAC and Pubco and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could delay or prevent the consummation of the proposed Business Combination; (2) the outcome of any legal proceedings that may be instituted against SPAC, Pubco, the combined company, or others following the announcement of the Proposed Transactions; (3) the inability to complete the Business Combination due to failure to obtain shareholder approval or satisfy other closing conditions; (4) the inability to complete the Private Placement Transactions, (5) changes to the structure, timing, or terms of the Proposed Transactions; (6) the inability of the combined company to meet applicable listing standards or to maintain the listing of its securities following the closing of the Business Combination; (7) the risk that the announcement and consummation of the transaction disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of the Business Combination, including the ability to build and manage an institutional XRP treasury, execute DeFi yield strategies, and drive institutional adoption of XRP; (9) changes in market, regulatory, political, and economic conditions affecting digital assets generally or XRP specifically; (10) the costs related to the Proposed Transactions and those arising as a result of becoming a public company; (11) the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of securities of SPAC or of Pubco; (12) the volatility of the price of XRP and other digital assets, the correlation between XRP’s price and the value of Pubco’s securities, and the risk that the price of XRP may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions; (13) risks related to increased competition in the industries in which Pubco will operate; (14) risks related to changes in U.S. or foreign laws and regulations applicable to digital assets or securities; (15) the possibility that the combined company may be adversely affected by competitive factors, investor sentiment, or other macroeconomic conditions; (16) the risk of being considered to be a “shell company” by any stock exchange on which the Pubco securities will be listed or by the SEC, which may impact the ability to list Pubco’s securities and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; (17) the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination; and (18) other risks detailed from time to time in SPAC’s filings with the SEC, including the Registration Statement and related documents filed or to be filed in connection with the Business Combination.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated May 20, 2025 and filed by SPAC with the SEC on May 21, 2025, SPAC’s Quarterly Report on Form 10-Q filed with the SEC on August 11, 2025, and the Registration Statement and Proxy Statement/Prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.